EXHIBIT 99.1

Just Energy Announces Transfer of Listing from the TSX Venture Exchange to the NEX

TORONTO, May 19, 2022 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSXV:JE; OTC:JENGQ), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that in response to the Company’s previous announcement on May 13, 2022 of a proposed plan of compromise and arrangement involving the Company, the TSX Venture Exchange was transferring the Company’s listing from the TSX Venture Exchange to the NEX, effective at the opening of the market on Friday, May 20, 2022. The trading symbol for the Company will change from JE to JE.H.   There is no change in the Company’s name or CUSIP number.

As previously reported, FTI Consulting Canada Inc. (the “Monitor”) is overseeing the Company's CCAA proceedings as the court-appointed Monitor. Further information regarding the CCAA proceedings is available at the Monitor’s website at http://cfcanada.fticonsulting.com/justenergy. Information regarding the CCAA proceedings can also be obtained by calling the Monitor’s hotline at 416-649-8127 or 1-844-669-6340 or by email at justenergy@fticonsulting.com.

About Just Energy Group Inc.

Just Energy is a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions, carbon offsets and renewable energy options to customers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, Filter Group, Hudson Energy, Interactive Energy Group, Tara Energy, and Terrapass. Visit https://investors.justenergy.com/ to learn more.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Michael Carter
Just Energy, Chief Financial Officer
Phone: 905-670-4440
pr@justenergy.com

Court-appointed Monitor
FTI Consulting Canada Inc.
Phone: 416-649-8127 or 1-844-669-6340
justenergy@fticonsulting.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc